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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 16)*


                                PRINTRONIX. INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   742578-10-7
                   ------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A Fee is not required if the filing person: (1) has a previous statement described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   PAGE 1 OF 4


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CUSIP NO.  742578-10-7         13G         PAGE  2   of  4   PAGES
          -------------                         ----    ----


1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ROBERT A. KLEIST
         ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [ ]
                                                                (b)  [ ]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA

5.       SOLE VOTING POWER

         1,286,072

6.       SHARED VOTING POWER

         NONE

7.       SOLE DISPOSITIVE POWER

         1,286,072

8.       SHARED DISPOSITIVE POWER

         NONE

9.       AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,286,072

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         16.5%

12.      TYPE OF REPORTING PERSON*

         IN


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CUSIP NO.  742578-10-7         13G         PAGE  3   of  4   PAGES
          -------------                         ----    ----


Item 1(a)  Name of Issuer:              Printronix, Inc.

Item 1(b)  Address of Issuer's          17500 Cartwright Road
           Principal Executive          Irvine, California 92614
           Offices:

Item 2(a)  Name of Person Filing:       Robert A. Kleist

Item 2(b)  Address of Principal         17500 Cartwright Road
           Business Office:             Irvine, California 92614


Item 2(c)  Citizenship:                 United States of America

Item 2(d)  Title of Class               Common Stock
           of Securities:

Item 2(e)  CUSIP Number:                742578-10-7

Item 3 This statement is not filed pursuant to either Rule 13d-1(b) or Rule 13d-2(b).

Item 4     Ownership:

           (a)  Amount Beneficially Owned:           1,286,072

           (b)  Percent of Class:                    16.5%

           (c) Number of shares as to which such person has:

                  (i) sole power to vote or
                      to direct the vote             1,286,072

                 (ii) shared power to vote or
                      to direct the vote             None

                (iii) sole power to dispose or
                      to direct the disposition of   1,286,072

                 (iv) shared power to dispose or
                      to direct the disposition of   None

Item 5     Ownership of Five Percent                 Not Applicable
           -------------------------
           or Less of a Class:
           ------------------


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CUSIP NO.  742578-10-7         13G         PAGE  4   of  4   PAGES
          -------------                         ----    ----


Item 6     Ownership of More Than Five               Not Applicable
           Percent on Behalf of Another Person:

Item 7     Identification and Classification         Not Applicable
           of the Subsidiary Which Acquired
           the Security Being Reported on By
           the Parent Holding Company:

Item 8     Identification and Classification         Not Applicable
           of Members of the Group:

Item 9     Notice of Dissolution of Group:           Not Applicable

Item 10    Certification:                            Not Applicable



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        February 10, 1998
                                 -------------------------------
                                              Date


                                       s/s ROBERT A. KLEIST
                                 -------------------------------
                                            Signature


                                         Robert A. Kleist
                                 -------------------------------
                                              Name